AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

20 February 2003

03007335

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 17 February 2003, Re: Lion Corporation Berhad, Lion Land Berhad, Amsteel Corporation Berhad and Angkasa Marketing Berhad - Proposed Corporate and Debt Restructuring Exercises for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

3/12

Form Version 2.0

General Announcement

Reference No MM-030217-446FB

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	-
* Company name	:	**Amsteel Corporation Berhad**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Kenneth Chow**
* Designation	:	**General Manager, Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION CORPORATION BERHAD ("LCB")
LION LAND BERHAD ("LLB")
AMSTEEL CORPORATION BERHAD ("ACB")
ANGKASA MARKETING BERHAD ("AMB")

PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISES

* **Contents :-**

The Board of Directors of LCB, LLB, ACB and AMB (collectively referred to as the "Lion Group") announce that the High Court of Malaya has granted orders pursuant to Section 64 of the Companies Act, 1965 confirming the proposed capital reconstruction exercises under the Lion Group's proposed corporate and debt restructuring exercises ("Proposed GWRS").

The completion of the Proposed GWRS remains conditional upon, *inter alia*, the approval-in-principle of the Kuala Lumpur Stock Exchange for the listing of and quotation for the new shares, warrants (applicable for ACB) and new shares to be issued pursuant to the exercise of the new warrants and conversion of redeemable cumulative convertible preference shares into new shares (applicable for AMB) under the Proposed GWRS.

Shareholders of LCB, LLB, ACB and AMB and potential investors are requested to refer to the Circulars to Shareholders of the Lion Group dated 9 January 2003 and the announcements dated 30 January 2003 and 5 February 2003 for further details of the Proposed GWRS.

This announcement is dated 17 February 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

RHB Sakura Merchant Bankers Bhd (19663-P)

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

21 February 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 20 February 2003, Re: Notice of Book Closure in Respect of the Capital Reconstruction Exercise for Amsteel Corporation Berhad for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL** on **20-02-2003 08:05:52 PM**
Submitted by **AMSTEEL** on **20-02-2003 08:16:02 PM**
Reference No **AA-030220-270BC**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

NOTICE OF BOOK CLOSURE IN RESPECT OF THE CAPITAL RECONSTRUCTION EXERCISE FOR AMSTEEL CORPORATION BERHAD ("ACB")

* **Contents :-**

The Board of Directors of ACB wishes to announce the book closure date in relation to the capital reconstruction exercise for ACB which involves a capital reduction of RM0.30 in each existing issued and fully paid-up ordinary share of RM0.50 each in ACB and thereafter a capital consolidation on the basis of 5 ordinary shares of RM0.20 each into 1 ordinary share of RM1.00 each credited as fully paid-up ("Capital Reconstruction Exercise").

Notice is hereby given that the Record of Depositors of ACB will be closed at 5.00 p.m. on Wednesday, 12 March 2003 ("Book Closure Date") for the purpose of determining shareholders of ACB whose shares will be subject to the Capital Reconstruction Exercise.

Notice is also hereby given that the ACB shares which will be subject to the Capital Reconstruction Exercise shall only be in respect of:

a) the ACB shares deposited into the depositor's securities account before 12.30 p.m. on Monday, 10 March 2003 in respect of shares exempted from mandatory deposit; and

b) the ACB shares transferred into the depositor's securities accounts before 4.00 p.m. on Wednesday, 12 March 2003 in respect of ordinary transfers.

To facilitate the recalling and cancellation of the existing ACB shares and the issuance of new consolidated shares, the trading of ACB shares will be suspended with effect from 9.00 a.m. on Thursday, 6 March 2003, which is 3 clear market days prior to the Book Closure Date and the suspension will continue until the Capital Reconstruction Exercise is completed. Hence, the last day for trading of ACB shares shall be Wednesday, 5 March 2003.

Shareholders of ACB and potential investors are requested to refer to the Circular to Shareholders issued by ACB on 9 January 2003 and the announcements dated 30 January 2003 and 17 February 2003 for further details of the Capital Reconstruction Exercise.

This announcement is dated 20 February 2003.

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

20 FEB 2003

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

20 FEB 2003